Exhibit 99.1

Genius Group launches Bitcoin Treasury with purchase of 110 Bitcoin for $10 million

SINGAPORE, November 18, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that it had completed the purchase of 110 Bitcoin for $10 million, at an average price of $90,932 per Bitcoin.

The purchase follows the Company’s announcement on November 12 of its “Bitcoin-first” strategy in which it is committing 90% or more of its current and future reserves to be held in Bitcoin, with an initial target of $120 million in Bitcoin. The $10 million of Bitcoin purchased since the announcement is the first of ongoing purchases the Company intends to make towards its target.

Roger Hamilton, Genius Group’s CEO will be hosting a Podcast as part of its Bitcoin & Blockchain Education Series at 9.00am Eastern Time on Tuesday, November 19.

He will be joined by Genius Group Board Members & Blockchain Experts Thomas Power & Ian Putter. They have had extensive experience working with CEOs and CFOs in building blockchain based businesses and accounting for Bitcoin on company balance sheets. The intention of the Podcast is to provide information and guidance to other companies considering Bitcoin as a Treasury Reserve. The Podcast can be viewed live here.

Podcast Takeaways:

1.	Forecasts on the future of both Bitcoin and fiat money.
2.	Why Bitcoin will be the currency layer for AI and the robot revolution.
3.	Michael Saylor’s Microstrategy story as the pioneer of the Bitcoin Treasury.
4.	Genius Group’s Bitcoin Treasury plan and 10 step plan.

Roger Hamilton, CEO of Genius Group, said “When Genius Group decided to adopt Microstrategy’s Bitcoin treasury plan, there was no clear guidelines available for companies to easily follow. We believe with the information our Podcast will provide, more companies will see the benefits of establishing a Bitcoin treasury, and will be equipped with the clear steps to follow.”

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

MZ Group - MZ North America
(949) 259-4987
GNS@mzgroup.us
www.mzgroup.us